Date : December 7, 2011

Via EDGAR

United States Securities and Exchange Commission

100F Street, N.E.

Washington D.C., 20549-7010

Att: Louis Rambo or Daniel Morris, Staff Attorneys

Division of Corporation finance

Re: China Inc.,

Amended Registration Statement on Form S-1

Filed May 9, 2011

File No.333-169406

Dear Mr. Louis Rambo or Mr. Daniel Morris:

In response to your lettered dated June 2, 2011, concerning the Amended Registration Statement on Form S-1 filed on May 9, 2011, we have provided the responses below.

Cover Page

1. Please revise the prospectus cover page to clarify that the account at Chase Bank is not an escrow account, as indicated in your response to prior comment 3.

Response: The Company has revised the cover page to disclose that the account at Chase Bank is not an escrow account. Page 1. and Page 11.

Prospectus Summary, page 3

2. We note your response to prior comment 4. Please revise your summary to briefly discuss your significant products, if any, and to clearly indicate whether you are currently selling any such products. In this regard, we note that you disclose on pages 3 and 14 that you "are selling solar panel products ..... through the internet and trade shows," but that you disclose in risk factor (2) and page 5 that you are unable to take any online orders through your website. Please advise.

Response: The company has revised the Prospectus Summary and discussed our significant products. Please be informed that our website is still being developed, and it is not ready to take any online orders. Page 3.

3. We reissue our prior comment 5. Update the accumulated net loss to agree to the accumulated net loss reflected in the most recent financial statements included in the filing. For example, your accumulated net loss from inception through March 31, 2011 appears to be $26,855.

Response: The Company has revised the accumulated net loss for the period ended September 30, 2011.

4. We reissue prior comment 6. Your disclosure on page 3 continues to indicate that you have commenced operations, but the disclosure on page 4 indicates that the funds raised in this offering are needed for the company to " become operational...". Please revise your summary to clearly indicate the status of your business and development.

Response: The Company has revised the prospectus summary section to reconcile these statements. Page 4.

" The Company believes that by raising $50,000 minimum through the sale of common equity will be sufficient for the Company's operation for the next twelve (12) months."

5. We note your disclosure on page 4 that Cadmium Telluride is used as " a solar cell material. But risk factor (4) on page 5 says that Cadmium Telluride has not been widely tested or accepted for use in the solar industry. Please revise your summary and the rest of your prospectus to clearly disclose the level of acceptance of Cadmium Telluride within the industry. Refer to comment 12 from our letter dated October 13, 2010.

Response: The following sentence has been removed from risk factor (4):

" Cadmium Telluride has not been widely tested or accepted for use in the solar industry." Page 5.

6. In this regard, we also reissue prior comment 7. Please provide us with objective, independent support for your statements regarding the use of cadmium Telluride in the solar industry.

Response: The Company has provided a dictionary definition from sources we deemed reliable and independent. Page 4.

Selected Financial Data, Page 5

7. Please revise your column headings to reflect accurate dates. For example, we note the balance sheet column labeled March 31, 2010 actually reflects your most recent interim data as of March 31, 2011. Additionally, the income statement column reflects data from inception to " March 31, 2011."

Response: The Company has revised the Selected Financial Data to reflect our most recent interim data as of September 30, 2011.

8. We reissue prior comment 8. Please ensure all columns which contain unaudited data are labeled 'unaudited.". Specifically, we refer to the income statement column reflects data from inception to March 31, 2011.

Response: The Company has revised the financial and labeled them as "unaudited. Page 5.

9. We reissue prior comment 9. Please ensure amounts presented in your table agree to the financial statements. For example, we note that your revenue from inception to March 31, 2011 is $0 rather than $26,855.

Response: The Company has revised the financial and made necessary corrections. Page 5.

Risk Factors, page 5

10. We note your response to prior comment 13 and reissue the comment. Please expand this risk factor to discuss the significance to your business of the cost and scarcity of cadmium Telluride.

Response: The Company has revised the risk factor and discussed the significance to our business related to the supply of cadmium Telluride. Page 5.

(5) We may not be able to timely, page 5

11. We reissue prior comment 14. Please revise this risk factor, including the heading, for clarity. In addition, please expand your discussion of the risk presented.

Response: The Company has revised the risk factor includes the heading and expand our discussion of the risk presented. Page 5.

(10) As a result of our placing your invested funds, page 6

12. Please expand this risk factor to clarify, if true, that until the minimum amount of the offering is reached the funds of prospectus investors will be held without any interest accruing to their benefit. Refer to comment 28 from our letter dated October 13, 2010.

Response: The company has expanded our discussion of risk disclosure that until the minimum amount of offering is reached, the funds of prospectus investors will be held without any interest accruing to their benefit. Page 6.

13. We reissue prior comment 16. Please expand this risk factor, or add a new risk factor, to address the risk to investors presented by directors' authority under your articles of incorporation to adopt, amend or repeal the bylaws of your corporation.

Response: Please refer to expanded risk factor 14. Our directors' authority under our articles of incorporation to adopt, amend or repeal the bylaws of our corporation could adversely impact our stockholders. Our articles of incorporation vested authority to adopt, amend or repeal bylaws exclusively in the directors, so that shareholders would not be able to change the corporation's bylaws.

Item 4: Use of Proceeds, page 9

14. Under the minimum offering, tell us why the amount available for working capital is not $10,000.

Response: The Company has made the correction. Page 9.

15. We note your response to prior comment 18. Please revise to clarify, if true, that the proceeds of this offering will not be used for salary or other payments to your executive officers.

Response: The Company has revised this statement that " the proceeds of this offering will not be used for salary or other payments to our executive officers." Page 9.

Item 6: Dilution, page 9

If 30,000,000 million shares are Sold:

16. We refer to your response to comment 19. We note that the tangible book value sum of numbers you provided adds to $354,583 rather than $355,083. We also see your filing indicates the tangible book value of $362,621. Please revise your filing to include the correct amount.

Response: The Company has revised the net tangible book value based on the interim financial statements as of September 30, 2011. Page 9.

If 5,000,000 Million Shares are Sold:

17. We refer to your response to comment 20. We see your response indicates a tangible book value of $104,583 while your filing indicates the tangible book value of $112,621. Please revise your filing to include the correct amount.

Response: The company has revised the tangible book value based on the interim financial statements as if September 30, 2011. Page 9.

Existing Stockholders if all the Shares are sold:

18. We refer to your response to comment 21. Tell us why net tangible book value per share before offering of $(0.0013) is presented as a negative amount in the table.

Response: The company has revised the net tangible book value per share.

19. Please tell us how the following amounts were determined:

•         Potential gain to existing shareholders $157,500

•         Increase to present stockholders in net tangible book value per share after offering of $0.0035

Please revise your filing as necessary.

Response: The company has revised the numbers.

Item 8: Plan of Distribution, page 11

20. We note that you have revised this section to restore your discussion of potential changes to the terms of the offering. Therefore, we reissue comment 46 from our letter dated October 13, 2011. Please revise;

•         to clarify on the cover page and in the summary that the specific offering terms may materially change, and to clearly state that investors will have the right to have their funds returned if you make such a change;

•         to add risk factor disclosure addressing the potential risks to investors of the disclosed possible changes to the offering terms;

•         to disclose how you will alert investors that (i) the terms of the offering have changed, and (ii) they have the right to refund in the event you make such a change;

•         to provide, under a separate caption in your prospectus, detailed instructions regarding how investors will be able to obtain their funds if such a change is undertaken.

Response: The Company has made the following additional disclosures:

•         add additional disclosures in the prospectus summary to specified the offering terms may materially change, and to clearly state that investors will have the right to have their funds returned if we make such a change ; Page 1 and Page 11.

•         add a new risk factor 25, to disclosure potential risks to investors and disclosed possible changes to the offering terms; Page 8.

•         add a separate caption in our prospectus as how we will alert investors that (i) the terms of the offering have changed, and (ii) they have the right to refund in the event we make such a change; Page 12.

•         add a separate caption in our prospectus, detailed instructions regarding how investors will be able to obtain their funds if such a change is undertaken. Page 12.

21. We reissue comment 47 from our letter dated October 13, 2010. Please disclose the circumstances under which you may extend the offering period.

Response: There are no circumstances under which we may extend the offering period.

22. We note your response to prior comment 22 and reissue the comment. Please tell us what you mean by a "new offering", and explain how you will determine when a new offering has been made. Remove the implication that it may be appropriate to new offering by post-effective amendment rather than on a separate registration statement, or provide us with your analysis. Also, tell us whether the may be appropriate to register a "new offering" by post-effective amendment.

Response: We have removed the statement regarding the new offering by post-effective amendment. Please be informed that the list of material changes in the bullets are meant to be exhaustive.

23. Refer to the fourth paragraph on page 11. Please disclose under what circumstances the terms of the offering would be changed to allow sales to affiliates in order to meet the minimum sales requirement.

Response: As we have previously disclosed, management, directors, and affiliates may not purchase shares in order to reach the minimum. P.11

24. Given the disclosure in risk factor (10) that the funds will not be placed in an escrow account, if is unclear why you reference the release of the funds from escrow in the fifth bullet point on page 11. Revise accordingly.

Response: The Company has made the revision accordingly. Page 11.

25. We note your response to prior comment 24. Disclose whether Ms. Tian Jia will have sole responsibility for administering the funds and determine whether the minimum offering threshold has been met. Please ensure that your disclosure reconciles with your response to comment 1 above.

Response: We have included the following statement in the Prospectus Summary, page 1 and the Use of Proceed, page 11.

" Ms. Tian Jia will have sole responsibility for administering the funds and determine whether the minimum offering threshold has been met." Page.1 and Page 11.

Description of Business, page 14

26. We reissue prior comment 28. Please expand your disclosure to more clearly describe the nature of your present operations and your development during the past three years. Refer to item 101 of Regulation S-K.

Response: The Company has provided the nature of our present operations and our development during the past three years under the description of Company Overview. Page 14- Page 15.

27. Please revise your business section to clarify that you are currently unable to take any online orders, as indicated in your response to prior comment 29 and risk factor (4) on page 5.

Response: The Company has disclosed that we are unable to take any online orders due to our website is still being developed. Please refer to our revised disclosure in the Description of Business, page 14.

28. We note your response to prior comment 30 that you are outsourcing your research and development and website design projects to China. Please revise your filing to clarify the extent to which your operations are conducted outside of the United States.

Response: we have outsourced our research and development activities and website design projects to China. Page.14.

29. We note your responses to prior comments 31, 32, 33, 40, 43 and 49. However, be advised that material information must be disclosed, even if confidential. Revise the prospectus to ensure that the materials terms of your material agreements are fully disclosed in the prospectus. In addition, please resolve any comments regarding your confidential treatment application before requesting effectiveness of your registration statement.

Response: We withdraw our Confidential Treatment application. In reference to the SEC comments 31, 32, 33, 40 and 49. We have provided materials terms of our suppliers in the Description of Business, page 14, and elsewhere in our registration statements. We have filed a Supply Agreement with Himin Solar as an EXHIBIT. We have provided a greater detail regarding our estimates as to the Cost of Construction and the bases of such estimates. Page 21.

Our Business Strategies, page 15

30. We note your response to prior comment 35. Please revise your disclosure to explain in more detail how you intend to pursue the strategies outlined in this section.

Response: The Company has provided additional disclosure as how we intend to pursue the strategies outlines in our Business Strategies section. Page 15.

31. We reissue prior comment 36. Please provide us with objective support for the claims made in response to comment 65 from our letter dated October 13, 2010.

Response: Ningbo modules have passed several independent quality tests such as the UL certification and California Department of Energy in the United States. Ningbo solar will provide 5 years warranty on material and workmanship and guarantee their output at 90% after 10 years and 80% after 25 years.

32. We note your response to prior comment 37. Please expand your discussion of the products you intend to offer to include a description of the specific products, rather than merely a list of technical specifications that may be unfamiliar to investors. discuss the significance of each product to your intended business. if appropriate, include disclosure regarding the hot water heaters referenced on page 15 and in your response to prior comment 38.

Response: The company has expanded our discussion of the products we intend to offer under the Our Products, page 16.

Vendors and manufacturers, page 16

33. We note your response to prior comment 39. Please revise your filing to clarify who owns the warehouse where you are storing the solar panels, and any storage charges incurred. If no charges have been incurred, please make this clear in your disclosure.

Response: We have revised our filing to clarify that Ningbo Solar and its authorized agents, own and manage the warehouse in the West Coast. We have not incurred any storage charges because we stored only a small sample of products. Page 16.

Customer Profiles, page 17

34. We reissue prior comment 41. Please revise this section to state, if true, that you have had no revenues to date.

Response: The Company have had -0- revenue for the period ended September 30, 2011. Please refer to Customer Profiles, page 17

Research and Development, page 17

35. We note your response to prior comment 42. Please revise this section to clarify the status of the products referenced here, as requested in comment 73 of our letter dated October 13, 2010. Refer to Item 101(h)(4) (iii) of Regulation S-K.

As of September 30, 2011, a number of initiatives are currently under way to develop and extend our research activities to cover:

•         Cadmium Telluride ( CdTe) as an alternative semiconductor

•         Cost effective solar panels using alternative semiconductors

•         Solar roof tiles Page.17.

The Company has revised the section on research and development. P.17

Dependence on Government Subsidies, page 18

36. We note your response to prior comment 45. Please tell us the basis for your statements regarding the subsidies and incentives discussed in this section.

Response: The Company has revised our disclosure on Dependence on government subsidies. We are not qualified for U.S government grants or U.S. loan guaranteed programs regarding our research and development activities in the United States. P.18.

Management's Discussion and analysis, page 19

37. Please expand your response to prior comment 46 to clarify the status of your discussions with investors in China, and the nature of the proposed financing. Tell us the extent to which you have received commitments from these investors, whether in writing or otherwise.

Response: We were in discussions with potential investors from China. The nature of proposed financing terms include but not limited to technological transfers, joint venture of solar energy's research and development, participation of debt and equity financing. However, our potential investors will not be able provide any written or oral commitments until at such time our registration statement became effective. Page 19.

Plan of Operation, page 20

38. We note from your response to prior comment 47 that your website is ' updated periodically." Please provide us with the address of your website.

Response: The Company's website is being developed. Our website is still being developed. The completion date for a functional website is estimated to be 2-3 months after the effectiveness of our registration statement. We have informed our web-designer in China to remove the www.valorsolar.com. Our web-designer began to redesign a new website exclusively for China Inc.,

39. We reissue prior comment 48. Please tell us why you believe it is essential to construct your own warehouse in Houston.

Response: The Company has revised this section to expand our discussion regarding the construction of our own warehouse in Houston. Page 20.

40. We reissue prior comment 49. Please provide us with greater detail regarding the bases for the construction cost estimates presented in this section. To the extent that the information in your response is confidential, follow the requirements of Freedom of Information Act Rule 83 when submitting your response.

Response: The Company has provided in greater details regarding the basis for construction cost estimates. Page 20.

Liquidity of Capital Resources, page 21

41. Refer the last sentence of the first paragraph. Please revise to clarify the amount that your sole officer and director will advance if you do not raise the minimum in this offering.

Response: Our sole officer and director verbally agreed to advance a minimum of $100,000 as available funds to cover our general and administrative expenses if we do not raise the minimum amount of this offering. Page 21.

Directors, Executive Officers, page 22

42. Please clarify the nature of your sole officer and director's involvement in the business of " solar systems residential building."

Response: Please refer to our revised disclosure. Page 22.

43. Expand your response to prior comment 55 to provide your analysis as to why you do not anticipate any potential conflicts of interest, given that your sole officer and director appears to have ownership interest or " involvement" in at least three different solar companies.

Response: Per your prior comment 55, we add a risk factor 26 to disclosure our officer's potential conflicts of interest.

44. In this regard, please also expand your response to prior comment 56 to specify your sole executive's ownership interests in Apple Solar and Valor solar and to clarify how you determined that there are no business relationships between these companies and China Inc., given (1) your common ownership and industry, and (2) that the website at www.valorsolar.com continues to refer to ' China Inc" and the sale of solar panels.

Response: Please refer to our response to comment 43 above. We have instructed our web-designer in China to remove the website:www.valorsolar.com and begin to construct a new website exclusively for China Inc.

Financial Statements, page 25

45. We continue to see that your presentation does not include all of the interim and annual financial statements required by Article 8 of Regulation S-X. Please revise your next filing to present financial statements for each interim and each annual period required under Article 8 of Regulation S-X. revise to present the following ( items missing from the most recent filing are underlined):

•         Balance sheets as of September 30, 2011, June 30, 2010 and June 30, 2009.

•         Statements of Operations for the nine months ended September 30, 2011 and 2010 and for the annual periods ended June 30, 2010 and 2009.

•         Statements of cash flows for the nine months ended September 30, 2011 and 2010 and for the annual periods ended June 30, 2010 and 2009.

You should continue to present development stage cumulative statements of operations, cash flows and stockholder's equity from inception. further, all unaudited interim financial statements should be clearly labeled ' unaudited."

Response: We have continued to present development stage cumulative statements of operations, cash flows and stockholder's equity from inception. We have labeled " Unaudited.' for all unaudited interim financial statements.

46. Please update the financial statement when required by Rule 8-08 of Regulation S-X. In that regard, for any amendment to your Form S-1 filed after August 15, 2011, you must include updated audited financial statements.

Response: We have updated our audited financial statements and interim financial statements as required by Rule 8-08 of Regulation S-X.

Statement of Operations, page F-3

47. Please revise the column headings for the annual and interim periods to provide meaningful descriptions of the accounting periods presented. This comment also applies to the statement of cash flows where the periods presented are also not appropriately defined. For example, a column might be appropriately labeled as presenting data for a ' none month period' or a ' twelve month period," ended on a particular date, as appropriate.

Response: The Company has revised the column headings for the annual and interim financial statements throughout the registration statement.

Statement of Cash flows, page F-4

48. Notwithstanding your response to prior comment 66, none of the statements of cash flows present the information content required by GAAP, nor are they mathematically accurate. Please revise to present statements of cash flows that fully conform to FASB Codification topic 230.

Response: The Company has revised the Statements of cash flows.

Statement of Stockholder's Equity, page F-5

49. Notwithstanding your response to prior comment 67, the statements of stockholder's equity continue to be incomplete and mathematically inaccurate. Please revise to provide complete and accurate tabular disclosure for all annual periods from inception and the subsequent interim period to March 31, 2011. Refer to FASB ASC 505-10-50-2 and FASB ASC 915-215-45-1.

Response: The Company has revised the Statements of Stockholder's equity for all annual periods from inception to September 30, 2011.

Notes to the Financial Statements, page F-6

Nature of Operations

50. We reissue comment 68. We see the last sentence added in the first paragraph on page F-6; however, this does not reflect the required language. Please revise to provide the representation on interim financial statements specified in Instruction 2 to Rule 8-03 of Regulation S-X which indicates that management must provide a statement that " Interim financial statements include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading.'

Response: The Company has added the language required by Rule 8-03 of Regulation S-X. F-6.

" Interim financial statements must include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading. The management has updated our interim financial statements." F-15

51. In the first paragraph on page F-6, we refer to the sentence beginning " As at Sentence beginning " As at September 30, 2010 ..." Please update the disclosure of the accumulated loss to the most recent balance sheet date presented in the filing.

Response: The Company has update the disclosure of the accumulated loss to the most recent balance sheet date presented.

52. We refer to your response to prior comment 69. We see you have taken title to the solar panels but have not accounted for the panels in inventory. Please explain your basis in U.S.GAAP for not recording inventory and the related accounts payable. Also, tell us when you received the panels, the cost of the panels and the vendor's payment terms.

Response: The solar panels were samples from our suppliers.

__________________________________________________________________________________________________________________________________________________________________________________________________

Note 2 going concern, page F-8

53. We refer to your disclosure of the amount of accumulated losses as of September 30, 2010. Please updated your disclosure to the recent balance sheet dated presented in the filing.

Response: The Company has updated the amount of accumulated losses as of September 30, 2011.

54. Please move the discussion of Income taxes from " Note 2-going Concern" to " Note 3- Income Taxes."

Response: The Company has revised the footnotes moving the discussion of Income taxes from "Note 2-Going concern" to"Note3-Income Taxes.

55. We refer to your disclosure of the amount of deferred tax liabilities and assets, valuation allowance, net operating loss carry-forwards and reconciliation of statutory tax rates as of April 30, 2010. Please update your disclosure dates and amounts to reflect the periods presented in your financial statements.

Response: The Company has updated our disclosure dates and amount to reflect the periods presented in our financial statements.

56. While we note your responses to prior comments 70 and 71, the income tax disclosure continue to be incomplete, inaccurately prepared and, in some instances, presented as of incorrect date of April 30, 2010. Please revise to provide complete and accurate footnotes disclosure about income taxes under guidance from FASB ASC 740-10-50.

Response: The Company has revised the income tax disclosure to reflect the correct dates and amount.

Note 6. Exchange of Non-monetary Assets for Capital Stock, page F-10

57. We acknowledge your response to comment 72. Please tell us the nature of the consideration Ms. Jia paid to obtain the land ( e.g. cash, promissory note).

Response: "Our officer and director, Tian Jia, transferred non-monetary assets in exchange of capital stocks. Tian Jia paid $83,938 in cash for the transfer of non-monetary asset." F-10 & F-18

58. Please update the date through which you evaluated subsequent events.

Response: We have disclosed subsequent events up to the date of filing of our amended S-1 registration.

59. Please move the paragraph " Dealer Prospectus Delivery Obligation " out of the financial statements and into the appropriate section of the filing as this item is not a component of the financial statements.

Response: We have created a separate page for the " Dealer Prospectus Delivery Obligation" Page.2

Exhibits

60. We note your response to prior comment 74. Please note that agreements from which information is omitted should be filed publicly at the same time you file you application for confidential treatment, omitting only the information that is the subject of the application from the publicly filed documents. Refer to Sections 11.D.3 and 11.D.4 of Staff Legal Bulletin No.1. Please confirm your understanding.

Also, please tell us how you determined that (1) you are not required to file the " original Packing List' or " commercial Invoice" referenced to exhibit 10.1 and (2) that you are not required to file a confidential treatment application regarding the information described in Section 8 of Exhibit 10.2 and Section 6.1 of Exhibit 10.3.

Response: We have withdrew our application for confidential treatment. In reference to your comments about "original Packing List" or "Commercial Invoice", we have not ordered any large quantities of products from our vendors. Once a purchasing order is placed, there will be "original packing list" and "commercial invoice." We have previously filed our vendor's agreement as Exhibit 10.1 and Exhibit 10.2.

Exhibit 5.

61. Revise to reconcile the last two sentences of the first paragraph of the opinion.

Response: The last two sentences of the first paragraph of the opinion has been reconciled .

62. Given that your prospectus indicates that you have not yet sold the shares of common stock described in the opinion, it is unclear why the third paragraph says that the shares ' were legally issued, fully paid and non-assessable." Please file a revised opinion that indicates, if true, that the share will, when sold, be legally issued, fully paid and non-assessable. Refer to Regulation S-K Item 601(b) (5).

Response: Attorney Opinion Letter attached as Exhibit 5.1

Exhibit 23.2

63. We did not see a response to prior comment 76, Please include a currently dated and signed consent from your auditor in your next amendment and with each subsequent amendment to the filing.

Response: Our auditor has issued currently dated consent letter.

If you have any questions, please contact our attorney, Connie Trieu at (504) 301-4525 or by facsimile at (504) 301-4683. Please send any communication to Our Fax #: (281) 776-9101 and our e-mail address: ngltian@yahoo.com

Best Regards,

China Inc.,

/s/ Tian Jia

Chief Executive officer/ Chief Financial Officer